EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2013

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of November 12, 2013.

This MD&A is intended to help the reader understand the condensed consolidated interim financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2013 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT. It is primarily in the business of exploring for metals and minerals. The Company conducts exploration on properties located primarily in Turkey, Haiti, Europe, U.S.A., and the Asia Pacific region. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”).

Eurasian operates primarily as a prospect generator. Under the prospect generation business model, Eurasian develops and acquires quality mineral exploration projects and then options or sells such projects to other parties. By optioning or selling interests in its projects to third parties, Eurasian reduces its exposure to the costs and risks associated with early stage mineral exploration. This preserves the Company’s treasury, which can be utilized for further project acquisitions and strategic investments. In consideration for selling or optioning its projects, the Company typically retains an equity interest in the project or receives shares in the capital of the company acquiring it.

HIGHLIGHTS FOR THE PERIOD

  EMX announced ongoing drill success at IG Copper’s (“IGC”) Malmyzh porphyry copper-gold joint venture in Far East Russia. EMX is IGC’s largest shareholder with 40.96% of the issued and outstanding shares.

  The Company recorded $4,765,511 (2012 - $Nil) in impairment charges for the nine months ended September 30, 2013 related to the Carlin Trend Royalty Claim Block.

  EMX announced Akarca drill results reported by Çolakoglu Ticari Yatirim A.S. (“Çolakoglu”). Çolakoglu has an option agreement with EMX to purchase the Akarca gold-silver property, and is advancing the project towards resource delineation.

  EMX’s wholly owned subsidiary, Bronco Creek Exploration, entered into three option purchase agreements with Desert Star Resources Ltd. for the Red Top, Copper King and Copper Springs porphyry copper properties in Arizona.

  The Company consolidated its land package at the Koonenberry gold project in Australia. EMX continues to hold the most prospective areas, and retains royalty agreements for the lands that have been dropped from the package.

  The Company incurred $2,298,244 in expenditures on its exploration portfolio, and recovered $1,446,828 pursuant to its joint venture agreements.

OUTLOOK

As the year 2013 progresses, the Company is well-poised to take advantage of the prevailing financial market conditions which have adversely impacted the funding of junior exploration companies. This is especially so in light of EMX’s growing royalty portfolio, which includes the Company’s Northern Carlin Trend Leeville royalty (“Leeville royalty”). Royalty revenues coupled with projects advanced using partner funding places EMX in a strong position in the coming year to continue building its portfolio and to acquire quality assets from companies not so strongly positioned.

Ongoing work advanced the programs elsewhere in the Company’s exploration portfolio. EMX has outright control or shared interests in 81 projects covering 166 properties on four continents. Many of these properties are funded wholly, or with substantial contributions, from partner companies. The Company continues to develop new opportunities worldwide to fill the exploration pipeline and to add additional opportunities for discovery.

IMPAIRMENT OF NON-CURRENT ASSETS

The Company’s policy for accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the price of gold and in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised the gold price to an estimated long-term price of US$1,300 per ounce from US$1,500 to US$1,700 per ounce and an estimated annual gold production of 2,200 ounces from 3,000 ounces. The Company applied a more favorable discount rate on the NAV multiple based on observed market conditions. As a result of these changes, the Company recorded $4,765,511 (2012 - $Nil) in impairment charges for the nine months ended September 30, 2013 related to the Carlin Trend Royalty Claim Block. In addition, due to the tax effects of the above-mentioned impairment, the Company recorded a decrease in deferred tax liabilities of $1,779,707 with a corresponding entry to deferred income tax recovery.

FAR EAST RUSSIA

EMX is a strategic investor in IGC, a privately held company that is in a joint venture with Freeport-McMoRan Exploration Corporation (“Freeport” or “FMEC”) on the Malmyzh copper-gold porphyry discovery in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. EMX is IGC’s largest shareholder with 40.96% of the issued and outstanding shares (36.6% equity position on a fully-diluted basis) resulting from investments totaling US $6.8 million.

Malmyzh is a grassroots, district-scale exploration discovery that is advancing towards resource delineation. Malmyzh’s porphyry centers occur as Cretaceous-age dioritic stocks that intruded and hornfels-altered siltstone and sandstone sedimentary sequences. Copper-gold mineralization occurs in the porphyry intrusives, as well as in the hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 0.5 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization.

IGC has advised that ongoing diamond drilling has focused on delineating near-surface copper-gold mineralization at four of fourteen known porphyry target areas (see EMX news release dated November 5, 2013). These porphyry targets occur within a 16 by 5 kilometer intrusive corridor concealed beneath a shallow cover of soil (0.5 -50 m) and vegetation.

The majority of the drill meters have been concentrated on defining the Central, Freedom, and Valley prospects on nominal 200 meter centers with a combination of vertical and angle holes. Central is delineated as a 1,000 by 550 meter area of mineralization principally hosted in diorite porphyry rocks to depths of 400-600 meters. The Freedom prospect consists of two copper-gold mineralized bodies coincident with magnetic highs, and having dimensions of 1,400 by 700 meters and 1,300 by 400 meters and extending to depths of 400-500 meters. Freedom remains open for expansion in all directions. Valley is currently outlined as a 1,300 by 1,200 meter prospect with copper-gold mineralization hosted in diorite porphyries and hornfelsed sedimentary rocks to depths of 400-550 meters, and remains open to the northeast and southwest. Recent drilling highlights from Valley include:

• 99.4 meters (52.5-151.9 m) averaging 0.69% copper and 0.40 g/t gold (0.93% Cu equivalent*) within a broader zone of 459.2 meters (14.1-473.3 m) at 0.47% copper and 0.21 g/t gold (0.59% Cu equivalent).
• 56.0 meters (97.2-153.2 m) averaging 0.72% copper and 0.32 g/t gold (0.91% Cu equivalent) within a broader zone of 410.5 meters (3.2-413.7 m) at 0.43% copper and 0.18 g/t gold (0.54% Cu equivalent).
• 134.5 meters (199.4-333.9) averaging 0.57% copper and 0.28 g/t gold (0.74% Cu equivalent) within a zone of 462.3 meters (70.7-533.0 m) averaging 0.41% copper and 0.19 g/t gold (0.52% Cu equivalent).

*Copper equivalent (CuEq) calculated as Cu% + (Au g/t * 0.6) .. Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization.

IGC’s exploration drilling programs (136 diamond drill holes totaling ~48,000 meters) have been highly successful to date, with over 90% of the holes intersecting significant (>0.3% copper equivalent) copper-gold mineralization, and nearly 60% of the holes totaling over 20 CuEq%-meters as a grade-thickness product. From this drilling, thirty-eight holes (28%) total over 100 CuEq%-meters, and of these nine holes (7%) total over 200 CuEq%-meters (max = 280 CuEq%-meters). There are currently three diamond drill rigs active on the property.

Also in EMX’s November 5th news release was discussion of IGC’s recent acquisition of the 390 square kilometer Shelekhovo gold-silver-copper property 150 kilometers to the northeast of Malmyzh, and an administrative name change from InterGeo Resources to IG Copper that took place earlier this year.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Far East Russia.

TURKEY

Eurasian holds exploration and exploitation licenses in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry copper (gold) targets. EMX also holds royalty interests on Balya and other properties.

Akarca

The Akarca gold-silver project is located in Turkey’s Western Anatolia region, and consists of six epithermal gold-silver mineralized zones covered by two exploitation licenses within a district-scale area. EMX executed an Option Agreement (the "Agreement") in June 2013 to sell the Akarca property to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company. The Agreement gives Çolakoglu the option to acquire EMX's 100% owned subsidiary, AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, work commitments, gold bullion, and a royalty interest (see Company news release dated June 20, 2013).

Çolakoglu commenced core drilling at Akarca in late June. Çolakoglu’s initial results successfully confirmed the near-surface, oxide mineralized zones at the Arap Tepe and Kucukhugla Tepe prospects. EMX reported Çolakoglu’s drill results from the first five holes, including a near-surface oxide intercept of 62.7 meters averaging 2.11 g/t gold and 25.78 g/t silver, with a higher grade sub-interval of 7.0 meters averaging 10.12 g/t gold and 87.78 g/t silver (true width estimated as 65-70%) from the Kucukhugla Tepe prospect (see Company news release dated August 22, 2013). The drill program continues at the Arap Tepe, Kucukhugla Tepe, Hugla Tepe and Fula Tepe prospects with three rigs on site. Çolakoglu is aggressively advancing Akarca towards resource delineation while exploring for new discoveries on the property. Other work conducted during the reporting period includes ongoing EIA and metallurgical studies.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped, 4% net smelter return (“NSR”) royalty retained when it sold the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (“Dedeman”) in 2006. Dedeman reported Balya drill results from eleven core holes to EMX, with intercepts that include 13.3 meters averaging 3.54% lead, 4.62% zinc, and 45.35 g/t silver from the Hastanetepe zone (true width estimated at 65-90% of reported interval; see Company news release dated July 23, 2013). In addition, a reconnaissance drill hole 200 meters to the south of Hastanetepe intersected a new zone of lead-zinc-silver mineralization.

Golcuk

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey, and is covered by one exploitation license. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units. Pasinex Resources Ltd. (“Pasinex”) (CNSX: PSE; FSE: PNX) signed an option agreement with EMX in July 2012 to acquire a 100% interest in Golcuk for a combination of staged issuances of Pasinex shares and work commitments over a four year period. EMX retains a 2.9% NSR royalty. Pasinex filed a Technical Report on Golcuk during the reporting period outlining additional exploration targets 2,500 meters to the southwest of the copper-silver mineralization that had been a previous focus of exploration. Pasinex’s work at Golcuk is ongoing.

Other Properties in Turkey

Several potential partners continue to express interest in EMX’s Alankoy and Sisorta properties.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

NORTH AMERICA

Eurasian’s property portfolio in North America, held through wholly-owned subsidiary Bronco Creek Exploration (“BCE”), consists of 23 exploration properties in Arizona, Nevada, Utah, and Wyoming. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and gold-silver vein targets. Eurasian currently has eleven properties partnered through BCE. BCE has recently executed option purchase agreements on a total of six key copper projects. As well, work continued on permitting for two drill programs and two induced polarization (IP) geophysical surveys during the quarter.

BCE entered into three option purchase agreements with Desert Star Resources Ltd. for the Red Top, Copper King and Copper Springs porphyry copper properties in Arizona during the quarter (see EMX news release dated September 4, 2013). These properties are located approximately 100 kilometers east of Phoenix in the Superior (Pioneer) and Globe-Miami mining districts. Subsequent to quarter end, BCE executed three exploration and earn-in agreements with Savant Explorations Ltd. for the Jasper Canyon, Buckhorn Creek, and Frazier Creek porphyry copper projects (see EMX news release dated October 30, 2013). The Jasper Canyon and Buckhorn Creek projects are located in the Laramide porphyry copper belt of southern Arizona, and the Frazier Creek project is located in the Battle Mountain-Eureka trend of north-central Nevada.

BCE received final approval to conduct an IP survey at the Copper Basin Designated Project with Vale Exploration, Canada (‘Vale”) that is scheduled to commence in October. In addition, permitting continued for the second phase Copper Basin drill program anticipated for the first half of 2014. The Copper Basin exploration work is 100% funded by Vale through an earn-in agreement with BCE.

At the Red Hills property, partnered with and funded by GeoNovus Minerals Corp. and First Quantum Minerals (Akubra) Inc., permitting continued for a planned IP survey and follow-up drill program. Approvals for both programs should be received in the fourth quarter, with the IP survey commencing immediately thereafter.

A gravity survey at the Lomitas Negras property was completed to better constrain depths to three porphyry copper targets previously identified from geologic mapping, structural reconstruction, a ZTEM survey, and a soil gas survey. Three cased, pre-collar holes were completed last quarter. BCE also initiated a gravity survey over the nearby San Manuel copper project.

Other Work Conducted by Eurasian in the Western U.S.

BCE continued with active generative exploration in the western US by evaluating the geology, geochemistry, structural setting, and land status of several prospective districts. Follow-up areas of interest have been delineated for further evaluation and field reconnaissance. In addition to generative work, BCE continued discussions with a number of potential partners for available North American properties, as well as for a regional exploration alliance.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

EUROPE

Sweden

Eurasian’s Swedish subsidiary has a portfolio of 32 exploration permits that includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. The Company’s third quarter work focused on Top-of-Bedrock (ToB) drilling programs funded under the Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. The ToB drilling was conducted on EMX’s Puoltsa license in the Kiruna South Designated Project and at the Iekelvare Designated Project. Both programs intersected alteration and anomalous copper mineralization; diamond drilling targets are being developed. Geologic mapping and geochemical sampling programs continued at other exploration permits in the portfolio.

Serbian Royalty Properties

EMX has NSR royalties of 2% on gold and silver, and 1% on all other metals over certain properties in Serbia held by Reservoir Minerals Inc. (“Reservoir”) (TSX-V: RMC). Eurasian’s Serbian properties were sold to a predecessor in title to Reservoir in 2006 for the NSR royalties and other considerations. Reservoir continued to report encouraging drill results from the Cukaru Peki copper-gold discovery during the quarter. Cukaru Peki is included in the Timok Project joint venture with Freeport, and occurs approximately 700 meters east of the boundary with EMX’s “Brestovac West” royalty property. The Brestovac West royalty property contains the Corridor Zone high-grade gold prospect and the Ogashu Kucajna epithermal gold target.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Europe.

AUSTRALIA AND ASIA-PACIFIC

Eurasian’s Australia and Asia-Pacific business unit continued to seek partners for the Koonenberry gold project in New South Wales, Australia. The project licenses cover ground that hosts gold occurrences and exploration targets in favorable Cambro-Ordovician rocks along the 100 kilometer length of a major regional structural zone. During the quarter, the Company completed a restructuring of the Koonenberry tenement package to focus on the highest priority ground. As a result, all joint venture agreements have been renegotiated, leaving EMX with the most prospective areas, and royalty agreements covering less prospective areas. This releases Eurasian from a series of significant expenditures and all staged payment commitments. EMX’s Koonenberry gold project now covers approximately 840 square kilometers of exploration licenses either 100% owned or controlled by Eurasian. As a result of the reduced work commitments and restructuring of the agreements, the property package is attracting renewed third party interest.

EMX’s Neavesville property occurs in the Hauraki goldfield of New Zealand's North Island, and consists of two exploration permits totaling over 30 square kilometers. The property hosts a variety of gold-silver mineralization styles that have geologic features similar to other deposits of the Hauraki goldfield, including Newmont's Martha Hill gold-silver mine located 25 kilometers to the southeast. EMX granted an option to acquire the property to Glass Earth Gold Limited (“Glass Earth”) in November, 2012. Glass Earth completed the re-logging and check sampling of the historic drill core, and continued land access negotiations with the Maori trusts that own surface rights in the area.

Qualified Person

Mr. Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and the Asia-Pacific.

HAITI

Eurasian and Joint Venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences and prospects. The JV's efforts have developed several exploration targets that are ready for drill testing pending approval of the Research Permits by the Government of Haiti. EMX’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

In the last quarter, the World Bank continued to assist the Government of Haiti in its efforts to reform the country’s mining law to be more consistent with current international standards. Earlier in 2013, the Government deferred further consideration of the Joint Venture's request for the Research Permits that would cover the six Designated Projects, and EMX's request for an extension of the Grand Bois Research Permit, while revisions to the mining law are pending. As a result, Newmont placed the Joint Venture’s Designated Projects on care and maintenance status, but continues with its community relations programs. EMX considered the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and also placed its Grand Bois project on care and maintenance status. The Company remains committed to advancing the mining industry’s contribution to Haiti’s economic development, and looks forward to working with the Government of Haiti in its effort to bring the mining law to current international standards.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

RESULTS OF OPERATIONS

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

The net loss for the nine months ended September 30, 2013 (“current period”) was $11,842,284 compared to $14,634,109 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of $2,876,619 (2012 -$5,525,598) in net exploration expenditures, $4,049,818 (2012 - $6,161,627) in general and administrative expenses, and other losses totaling $7,606,357 (2012 - $3,181,186) offset by $751,544 (2012 - $168,932) in net royalty income. Included in other losses was an impairment charge of $4,765,511 (2012 – $Nil) related to the Carlin Trend Royalty Claim Block. Some items to note are:

Revenues

The Company began receiving royalty revenue from the Leeville royalty on August 17, 2012. In the current period royalty income was earned for 1,376 ounces of gold totaling $2,117,390 (2012 - $552,248) offset by gold tax and depletion of $1,365,846 (2012 - $383,316) for net royalty income of $751,544 (2012 - $168,932).

Exploration Expenditures

Net exploration expenditures decreased by $2,648,979 in the current period. Some of the reasons for the net decrease related to:

  Koonenbury expenses decreased from $1,611,552 to $275,139 as the prior period saw required minimum expenditure commitments met pursuant to property agreements.

  Net expenditures in Turkey decreased from $910,481 to $549,732 as the Company entered into an option agreement with Çolakoglu. Colakoglu is now funding the Akarca project.

  Expenditures in Turkey were partly offset by US$200,000 received from Dedeman, which owed the Company advance minimum royalty payments on the Aktutan property, US$250,000 received from Colakoglu on the Akarca option agreement, and a VAT recovery of approximately $250,000.

  Net expenditures in the US decreased from $1,206,256 to $763,319 due to increased recoveries from projects partnered with Vale and Geonovus.

General and Administrative and Other

General and administrative expenses decreased by $2,111,809 in the current period. Transfer agent and filing fees decreased by $161,204 to $114,639 as the prior period included expenses related to the Company’s listing on the NYSE MKT. Share-based payments decreased by $1,281,507 as the Company did not grant any stock options or bonus shares in the current period. Overall administration, office, and travel costs decreased due to the Company’s efforts to reduce G&A expenditures. Market conditions negatively impacted the Company’s held-for-trading investments and the current period saw a decrease in fair value of its FVTPL investments of $922,748.

Impairment of Non-current Assets

The Company’s policy for accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the price of gold and in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised the gold price to an estimated long-term price of US$1,300 per ounce from US$1,500 to US$1,700 per ounce and an estimated annual gold production of 2,200 ounces from 3,000 ounces. The Company applied a more favorable discount rate on the NAV multiple based on observed market conditions. As a result of these changes, the Company recorded $4,765,511 (2012 - $Nil) in impairment charges for the nine months ended September 30, 2013 related to the Carlin Trend Royalty Claim Block. In addition, due to the tax effects of the above-mentioned impairment, the Company recorded a decrease in deferred tax liabilities of $1,779,707 with a corresponding entry to deferred income tax recovery.

Three months ended September 30, 2013 compared to three months ended September 30, 2012

The net loss for the three months ended September 30, 2013 (“current quarter”) was $6,635,561 compared to $6,550,000 for the prior year’s comparative period (“prior quarter”). The loss for the current quarter was made up of $851,416 (2012 -$2,660,062) in net exploration expenditures, $1,204,818 (2012 - $2,417,429) in general and administrative expenses, and other losses totaling $6,695,188 (2012 - $1,706,811) offset by $167,229 (2012 - $168,932) in net royalty income. The reasons for the changes in the three months ended September 30, 2013 are consistent with the items noted above for the nine months ended September 30, 2013.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at September 30, 2013 was $14,314,871 (December 31, 2012 - $22,702,855) and is sufficient to fund its exploration programs and administrative expenditures through and beyond the next twelve months. The Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments. During 2012, the Company acquired Bullion and began receiving royalty revenue from Bullion’s 1% GSR on the Leeville royalty. These royalty revenues will be used to offset expenditures during the upcoming year; however, the Company cannot predict the level of royalty income that it will receive from Newmont from the GSR.

Operating Activities

Cash used in operations was $5,178,520 for the nine months ended September 30, 2013 (2012 - $11,294,882) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods, offset by royalty income received in the period. The decrease in cash used in operations is mainly due to the Company’s efforts to reduce overall G&A and exploration expenditures and the cash received on completion of the sale of the geothermal business unit and optioning the Akarca project and Bronco Creek properties.

Financing Activities

The Company received $351,600 (2012 - $974,020) from the exercise of stock options and $Nil (2012 - $1,898,995) from the exercise of warrants for a total of $351,600 in cash provided by financing activities.

Investing Activities

During the nine months ended September 30, 2013, Eurasian received $188,529 (2012 - $292,760) as interest on its cash and cash equivalents. The Company expended $1,217,979 (2012 - $1,017,700) on the purchase of strategic investment marketable securities and received $660,003 (2012 - $718,275) on the sale of marketable securities. The Company’s net proceeds from the purchase and sale of property and equipment was $24,126 (2012 – net loss of $1,252,576), the majority of the prior period relates to the Company’s Denver office. Cash acquired from option payments received for certain exploration and evaluation assets offset by purchase of exploration and evaluation assets was $101,185 (2012 – ($101,553)) and the Company invested $2,774,570 (2012 - $1,314,744) in associated companies.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Fiscal quarter ended	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012

Royalty income	$601,860	$577,558	$937,972	$1,198,727
Exploration expenditures	2,298,244	2,929,328	2,879,847	3,652,142
Exploration recoveries	(1,446,828)	(2,109,651)	(1,674,321)	(847,539)
Share-based payments	150,993	168,403	153,560	1,045,146
Net loss for the period	(6,635,561)	(1,973,663)	(3,233,060)	(6,267,944)
Basic and diluted net loss per share	(0.09)	(0.04)	(0.04)	(0.07)

Fiscal quarter ended	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011

Royalty income	$552,248	$-	$-	-
Exploration expenditures	3,541,622	4,180,475	2,114,067	2,841,775
Exploration recoveries	(881,560)	(2,351,981)	(1,077,025)	(2,002,969)
Share-based payments	964,063	197,023	593,377	458,091
Net loss for the period	(6,550,000)	(4,030,597)	(4,053,512)	(3,266,452)
Basic and diluted net loss per share	(0.12)	(0.08)	(0.08)	(0.07)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option and bonus share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects. The most current five quarters have seen royalty income from its Leeville royalty which was acquired in August 2012. The most recent quarter saw an impairment charge of $4,765,511 which significantly increased the loss in the current quarter. See also “Forward Looking Information” above.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the nine month period ended September 30, 2013	Salary or Fees	Payments	Total
Management	$671,749	$336,685	$1,008,434
Outside directors	123,000	32,767	155,767
Seabord Services Corp. *	336,600	-	336,600
Total	$1,131,349	$369,452	$1,500,801

		Share-based
For the nine month period ended September 30, 2012	Salary or Fees	Payments	Total
Management	$505,754	$879,670	$1,385,424
Outside directors	54,000	149,475	203,475
Seabord Services Corp. *	358,200	-	358,200
Total	$917,954	$1,029,145	$1,947,099

(*)Seabord Services Corp. (“Seabord”) is a management services company controlled by Michael Winn, the Chairman of the Board. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. Christina Cepeliauskas, the Chief Financial Officer, and Valerie Barlow, the Corporate Secretary, are employees of Seabord and are not paid directly by Eurasian.

Included in accounts payable and accrued liabilities is $47,286 (December 31, 2012 - $50,020) owed to key management personnel and $Nil (December 31, 2012 - $Nil) to other related parties.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at September 30, 2013, the Company had working capital of $14,314,871 (December 31, 2012 - $22,702,855). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2013, there were no changes in the levels in comparison to December 31, 2012. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,137,110	$-	$-	$13,137,110
Fair value through profit or loss investments	1,276,026	-	-	1,276,026
Restricted cash	470,193	-	-	470,193
Available for sale investments	280,000			280,000
Total	$15,163,329	$-	$-	$15,163,329

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the September 30, 2013 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $150,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and other short term assets, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2013 is as follows:

Accounts	USD amount
Cash and cash equivalents	$1,527,749
Receivables and other short term assets	1,534,577
Accounts payable and accrued liabilities	(722,477)
Total	$2,339,849

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations.

Based on the above net exposure as at September 30, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $23,000 in the Company’s pre-tax profit or loss.

NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11 Joint Arrangements (“IFRS 11”) supersedes IAS 31 Interests in Joint Ventures and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 Investments in Associates and Joint Ventures (amended in 2011) (“IAS 28”). The Company has not entered into any joint arrangements and has concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structure entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate that nature, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interest in other entities, the amendments did not have an impact on the Company’s financial position or performance. Disclosure is included in Critical Accounting Judgments and Significant Estimates and Uncertainties.

IFRS 13 Fair Value Measurement (“IFRS 13”) provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company has adopted the amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Accounting Standards Issued and Effective January 1, 2015

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

a) Royalty Interest and Related Depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c) Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d) Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e) Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from its Leeville royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that Newmont will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the United States dollar or local currencies could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2012 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.

Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

The Company became a non-Venture Issuer in conjunction with its listing on NYSE MKT in January 2012. Therefore, it is now required to report on disclosure controls and procedures and internal controls over financial reporting.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of September 30, 2013 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management evaluated the Company’s internal control over financial reporting at September 30, 2013 and concludes that it is effective and that no material weaknesses were identified.

EVENTS AFTER THE REPORTING DATE

Subsequent to September 30, 2013, the Company:

a)

Entered into three exploration and earn-in agreements, through its wholly-owned subsidiary Bronco Creek Exploration Inc., with Savant Explorations Ltd. (TSX-V: SVT) (“Savant”) for the Jasper Canyon, Buckhorn Creek, and Frazier Creek projects. Each of these projects is covered by a separate exploration and earn-in agreement allowing Savant to earn an initial 60% in each project.

b)	Issued 302,169 common shares valued at $657,892 pursuant to the vesting of bonus shares granted to executives and employees of the Company in prior years.

OUTSTANDING SHARE DATA

At November 12, 2013, the Company had 72,970,209 common shares issued and outstanding. There were also 3,995,700 stock options outstanding with expiry dates ranging from December 19, 2013 to October 16, 2017, and 9,175,533 warrants outstanding with expiry dates ranging from March 12, 2015 to November 12, 2015.